SE 19010693

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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SEC FILE NUMBER
8-67885

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tangent Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 23rd Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

| 132 Nassau Street | New York | NY | 10038 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing
JUN 13 2019
Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Suraj Patel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tangent Capital Partners, LLC, as of March 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this 12th day of June 2019

Signature

CCO

Title

Notary Public

BRIAN O'DONOGHUE
Notary Public for the State of New York
No. 02OD5086342
Qualified in New York County
My Comm. Expires March 12, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TANGENT CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED MARCH 31, 2019

**TANGENT CAPITAL PARTNERS, LLC**
**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED MARCH 31, 2019**

**TABLE OF CONTENTS**

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

**Report of Independent Registered Public Accounting Firm**

To the Members of
Tangent Capital Partners, LLC
135 East 57th Street, 23rd fl
New York, NY 10022

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Tangent Capital Partners, LLC (the "Company") as of March 31, 2019, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule have been subjected to audit procedures performed in conjunction with the audit of the Tangent Capital Partners, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2018.

New York, NY
June 12, 2019

**TANGENT CAPITAL PARTNERS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**MARCH 31, 2019**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 291,932 |
| Accounts receivable | 163,135 |
| Prepaid expenses | 20,385 |
| **TOTAL ASSETS** | $ 475,452 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| **LIABILITIES:** | |
| Accounts payable | $ 26,977 |
| Commissions payable | 84,380 |
| Accrued Commissions payable | 113,365 |
| **TOTAL LIABILITIES** | 224,722 |
| **MEMBERS' EQUITY** | 250,730 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 475,452 |

See Accompanying Notes To The Financial Statements

**TANGENT CAPITAL PARTNERS, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED MARCH 31, 2019**

| | |
|---|---|
| **Revenues:** | |
| Investment banking fees | $ 948,950 |
| Management and incentive fees | 664,314 |
| Commission income | 685,361 |
| Registered representative fees | 217,387 |
| Consulting fees and other | 609,404 |
| Total revenues | 3,125,416 |
| **Expenses:** | |
| Professional and consulting fees | 1,687,298 |
| Salaries and other compensation related expense | 777,442 |
| Rent | 75,000 |
| Office expense | 42,668 |
| Telephone expense | 10,038 |
| Regulatory fees | 20,063 |
| Insurance expense | 10,045 |
| Travel and entertainment | 5,180 |
| Other | 33,600 |
| Total expenses | 2,661,334 |
| **Net Income** | $ 464,082 |

See Accompanying Notes To The Financial Statements

**TANGENT CAPITAL PARTNERS, LLC**
**STATEMENT OF CHANGES IN MEMBERS' CAPITAL**
**FOR THE YEAR ENDED MARCH 31, 2019**

| | |
|---|---|
| **Members' Equity, April 1, 2018** | $ 99,148 |
| Net Income | 464,082 |
| Capital Distributions | (312,500) |
| **Members' Equity, March 31, 2019** | $ 250,730 |

See Accompanying Notes To The Financial Statements

**TANGENT CAPITAL PARTNERS, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED MARCH 31, 2019**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net Income | $ 464,082 |
| Adjustments to reconcile net income to cash provided by operating activities: | |
| Changes in assets | |
| Increase in accounts receivable | (81,421) |
| Decrease in due from affiliate, related to interest receivable on loan balance | 22,730 |
| Increase in prepaid expenses | (4,415) |
| Changes in liabilities | |
| Increase in accounts payable and accrued expenses | 4,023 |
| Increase in commissions payable | 499 |
| Increase in accrued commissions payable | 113,365 |
| **Net cash provided by operating activities** | 518,863 |
| **Cash flows from financing activities:** | |
| Capital distributions | (312,500) |
| **Net cash used in investing activities** | (312,500) |
| **Net increase in cash** | 206,363 |
| **Cash - April 1, 2018** | 85,569 |
| **Cash - March 31, 2019** | $ 291,932 |

Supplemental disclosure of cash flow information:

Interest

Taxes

See Accompanying Notes To The Financial Statements

**TANGENT CAPITAL PARTNERS, LLC**
**NOTES TO THE FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED MARCH 31, 2019**

## NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Tangent Capital Partners LLC (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's registration was approved in September 2008. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the period April 1, 2018 through March 31, 2019.

The Company primarily receives revenue from management fees, consulting fees, incentive fees, commissions income and investment banking.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Accounting**
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

**Accounts Receivable**
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2019.

**Revenue Recognition**

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

*Significant Judgement*
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Fees*

Investment banking fees are earned when the placement is completed and the income is reasonably determinable, therefore, these fees are recognized at the closings of the respective transactions.

Commission income of the Company, which is a non-carrying broker dealer, is generated from trading securities. The Company is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. The Company works with the customer to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. The commissions are charged to customers on the trade date at the point of execution by the Company.

Management fees, related to the management of private equity funds, are recognized as earned and are billed in accordance with the terms of their respective agreements. Incentive fees are earned on a per annum basis, as they are solely attibutable to the performance of the fund for that particular year, and are not recognizable or not determinable until such time as the close of the year.

**NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

**Revenue Recognition (continued)**

*Fees (continued)*

Consulting fees are recognized when earned and are based on the terms of their respective agreements. These fees are billed by the Company as services are rendered and are recognized on an accrual basis.

Registered Representative fees are the fees charged back to individually registered representatives of the Company for fees and expenses paid on their behalf. These fees are billed by the Company as services are rendered.

**Income Taxes**
The Company is a limited liability company that has elected to be taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax. As of March 31, 2019 the firm had a cumulative net operating loss carryforward, which resulted in no balance due.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

There are presently no ongoing income tax examinations.

**Use of Estimates**
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

**NOTE 3. NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2019, the Company had net capital of $154,615, which was $139,582 in excess of its required net capital of $15,032. The Company's percentage of aggregate indebtedness to net capital was 146%.

**NOTE 4. CONCENTRATIONS OF CREDIT RISK**

**Cash**
The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2019, the amount in excess of insured limits was $0.

**NOTE 5. RELATED PARTY TRANSACTIONS**

The Company sublets office space from Tangent Capital (the "Affiliate") on a month-to-month basis. The Company paid the Affiliate a monthly fee of $5,000 for the first nine months of the year. The monthly fee was increased to $10,000 effective January 1, 2019. There is no obligation of the Company beyond its current month of occupancy. The Company incurred $75,000 of rent expense to the Affiliate during the year ended March 31, 2019.

**NOTE 6. COMMITMENTS AND CONTINGENCIES**

From time to time, broker dealers are named in arbitrations as the result of activities conducted in the normal course of securities business. As of March 31, 2019 there were no pending arbitrations involving the Company.

**NOTE 7. GUARANTEES**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees as of March 31, 2019.

**NOTE 8. SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2019 and through June 12, 2019 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2019.

**TANGENT CAPITAL PARTNERS, LLC**
**COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS**
**FOR THE YEAR ENDED MARCH 31, 2019**

| | |
|---|---|
| **MEMBER'S EQUITY** | $ 250,730 |
| **Deductions:** | |
| Accounts receivable | 163,135 |
| Prepaid expenses | 21,147 |
| **Total deductions:** | 184,282 |
| **Addbacks:** | |
| Commissions payable | 88,167 |
| **NET CAPITAL** | $ 154,615 |
| **Aggregate Indebtedness from Statement of Financial Condition** | $ 225,485 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required | $ 15,032 |
| Excess net capital | $ 139,582 |
| Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required | $ 132,067 |
| Percentage of aggregate indebtedness to net capital | 146% |

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

See Report of Independent Registered Public Accounting Firm

**TANGENT CAPITAL PARTNERS, LLC**
**SUPPLEMENTAL INFORMATION**
**FOR THE YEAR ENDED MARCH 31, 2019**

**SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2019, under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

**SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2019, under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities at March 31, 2019.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
Tangent Capital Partners, LLC
135 East 57th Street, 23rd fl
New York, NY 10022

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tangent Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tangent Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) Tangent Capital Partners, LLC stated that Tangent Capital Partners, LLC met the identified exemption provisions throughout the most recent year ending March 31, 2019 without exception. Tangent Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tangent Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
June 12, 2019

**Tangent Capital Partners, LLC**
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

**Tangent Capital Partners, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended March 31, 2019 without exception.

I, Suraj Patel, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: CCO

TANGENT CAPITAL PARTNERS, LLC

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS

FOR THE PERIOD APRIL 1, 2018 THROUGH MARCH 31, 2019

**TANGENT CAPITAL PARTNERS, LLC**
**FOR THE PERIOD APRIL 1, 2018 THROUGH MARCH 31, 2019**

**TABLE OF CONTENTS**

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Tangent Capital Partners, LLC
135 East 57th Street, 23rd fl
New York, NY 10022

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Tangent Capital Partners, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (amended Form SIPC-7) of Tangent Capital Partners, LLC for the year ended March 31, 2019, solely to assist you and SIPC in evaluating the Tangent Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (amended Form SIPC-7). Tangent Capital Partners, LLC's management is responsible for the Tangent Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1- Compared the listed assessment payments in amended Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2- Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2019 with the Total Revenue amount reported in the amended Form SIPC-7 for the year ended March 31, 2019, noting no differences;
3- Compared any adjustments reported in amended Form SIPC-7 with supporting schedules and working papers, noting no differences;
4- Recalculated the arithmetical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5- Compared the amount of any overpayment applied to the current assessment with the amended Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the amended Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP (NY)
June 12, 2019

**TANGENT CAPITAL PARTNERS, LLC**
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended March 31, 2019

**Determination of SIPC Net Operating Revenues:**

| | | |
|---|---|---|
| Total Revenues (FOCUS line 12/ Part IIA line 9) | $ | 3,125,416 |
| Additions | | - |
| Deductions | | |
| SIPC Net Operating Revenues | $ | 3,125,416 |

**Determination of General Assessment:**

| | | |
|---|---|---|
| SIPC Net Operating Revenues: | $ | 3,125,416 |
| General Assessment @ .0015 | | 4,688 |

**Assessment Remittance:**

| | | |
|---|---|---|
| Less: Payment made with Form SIPC-6 in October 2018 and SIPC 7 | | (4,737) |
| Assessment Balance Due (Refund) | $ | (49) |

**Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended March 31, 2019**

| | | |
|---|---|---|
| SIPC Net Operating Revenues as computed by the Company on amended Form SIPC-7 | $ | 3,125,416 |
| SIPC Net Operating Revenues as computed above | | 3,125,416 |
| Difference | $ | - |

AMENDED

SIPC-7 (35-REV 6/17)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended March 31, 2019
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (35-REV 6/17)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tangent Capital Partners, LLC
135 Lexington Avenue, 23rd Floor
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Monique Romero 212-668-8700

WORKING COPY

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $4,688 |
| B. | Less payment made with SIPC-6 filed (**exclude interest**)<br>SIPC 6 -$1,495 -10/2018 & SIPC 7 - $3,242 - 04/2019<br>Date Paid | (4,737) |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | (49) |
| E. | Interest computed on late payment (see instruction E) for_____days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $(49) |

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☐
**Total (must be same as F above)** $________

H. Overpayment carried forward $( 49 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tangent Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11th day of June, 20 19.

FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2018
and ending March 31, 2019

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $3,125,416 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $3,125,416 |
| 2e. General Assessment @ .0015 | $4,688 |

(to page 1, line 2.A.)